SSLJ.com Limited Appoints Mr. Jianbao Li as CEO and Chairman

WUHAN, China, July 12, 2018 /PRNewswire/ — SSLJ.com Limited (the “Company” or “SSLJ”) (NASDAQ: SSLJ), a leading vertically integrated online-to-offline (“O2O”) home improvement service and product provider in the People’s Republic of China (“PRC”), announced today that Mr. Jianbao Li was appointed and approved by the Board of Directors of the Company as the Company’s Chief Executive Officer and Chairman of the Board, effective July 12, 2018, to replace the departing CEO and Chairman, Mr. Wei Zheng. Mr. Zheng, for personal reasons, has decided to resign from his positions as Chief Executive Officer and Chairman and will no longer responsible for the Company’s operation, effective July 12, 2018.

Mr. Jianbao Li has over 15 years of extensive experience in internet business operations and related research and development experience. He has served as Chief Operating Officer of the Company and Director of the Board since its inception. Previously, he served as a director at Chinasoft International Limited., a listed company on the Hong Kong Stock Exchange and a well-known IT solution and consulting company, from November 2006 to September 2014. Mr. Li has also been awarded the senior title of information system project manager from the Ministry of Industry and Information Technology. Mr. Li holds a bachelor’s degree in information management and information systems from Zhengzhou University in China.

Mr. Wei Zheng commented, “Because of personal reasons, I can no longer perform my duties as the CEO and Chairman of SSLJ. I hereby officially resigned as the Chief Executive Officer and Chairman of SSLJ today and no longer hold the relevant management positions in SSLJ. My resignation will not affect the operation of SSLJ.”

Mr. Jianbao Li, Chairman and Chief Executive Officer of SSLJ.com Limited, commented, “On behalf of SSLJ, I would like to thank Mr. Wei Zheng for his service and all that he has accomplished as CEO. I’m honored to be appointed as Chairman and CEO of the Company. As we add capabilities for our customers, deepen our enterprise presence and expand our market, I truly believe that the following years are going to be extraordinary for the Company, and I have no doubt that the greatest impact of SSLJ in the field of O2O home improvement service and products is yet to come.”

About SSLJ.com Limited

SSLJ.com Limited is a pioneer in the vertically integrated O2O home decoration service and product market with one of the largest market shares in China. The Company provides clients with a convenient, full-service, one-stop solution for their homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. The Company has 9 branch companies and 12 sales offices in 10 cities, which are Beijing, Shanghai, Shenzhen, Wuhan, Suzhou, Hefei, Zhengzhou, Tianjin, Chengdu, Xi’an. For more information, please visit www.sslj.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Ascent Investor Relations LLC
Ms. Tina Xiao
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com